

October 27, 2010

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

> **RE: International Lease Finance Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **File No. 1-31616**

Dear Mr. Cromer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Debt Financings, page 22</u>

2. You disclosed that you are required to maintain a maximum ratio of consolidated indebtedness to consolidated tangible net worth, a minimum fixed charge coverage

ratio and a minimum consolidated tangible net worth. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Critical Accounting Policies and Estimates

Flight Equipment, page 34

3. In the interest of providing readers with a better insight into management's judgments in accounting for flight equipment, including flight equipment held for sale, please consider disclosing the following:

   - Please disclose how you group these assets for purposes of considering whether an impairment exists;
   - Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances including when flight equipment is transferred to flight equipment held for sale;
   - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and
   - To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
     o The percentage by which the undiscounted cash flows exceed the carrying value;
     o The carrying value of these assets;
     o A description of the assumptions that drive the undiscounted cash flows;
     o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
     o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

Controls and Procedures, page 37

4. We note your statement that "our management, including the Certifying Officers, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm to us and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements

Consolidated Statements of Cash Flows, page 48

5. You recorded changes in restricted cash under cash flows from investing activities. You indicate that restricted cash consists of segregated security deposits, maintenance reserves, and rental payments related to aircraft funded under the 1999 and 2004 ECA facilities. For each of the components of restricted cash, please tell us how you determined that the changes in restricted cash should be classified as investing activities instead of financing activities pursuant to FASB ASC 230-10-45-14 through 15.

6. We note that you acquired flight equipment under operating leases. Please clarify whether there were any associated overhaul payments that the lessee previously made to the seller of the aircraft. If so, please clarify whether you assumed the liabilities related to those overhaul payments. For any assumed liabilities, please clarify your accounting and indicate whether you reflected the assumption of these liabilities in your statement of cash flows.

7. Please tell us how you reflect the cash flows related to your overhaul rentals and any other maintenance related deposits you receive from your customers as well as your reimbursement of such amounts. With reference to the authoritative literature you relied on, please provide support for such classification. Please provide for us

the cash inflows and outflows related to each of these items for each period presented.

8. Please reconcile your acquisition of flight equipment under operating leases outflows to your increase in flight equipment under operating leases as reflected in your balance sheet. In this regard, we note your supplemental disclosure of cash flow information related to deposits on flight equipment purchases as well as your proceeds from disposal of flight equipment.

9. For each period presented, please tell us the gross proceeds from disposal of flight equipment and the gain or loss recognized on disposal. Please also tell us the gross collections of finance and sales-type leases and income amortized. Provide us with the authoritative literature that supports this net presentation.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

10. On pages 33 and 53, you disclose that lease revenues from the rental of flight equipment have been reduced by payments received directly by you or by your customers (from the notional accounts established) from aircraft and engine manufacturers. However, on page 54, you disclose that under arrangements with manufacturers, in certain circumstances the manufacturers establish notional accounts for your benefit, to which they credit amounts when you purchase and take delivery of and lease aircraft. You disclose that the amounts credited are recorded as a reduction in Flight equipment under operating leases with a corresponding charge to a receivable until you utilize the funds. It is not clear whether the notional accounts discussed on page 53 are the same as the notional accounts discussed on page 54. Please revise your disclosure to clarify whether the notional accounts discussed on page 53 are different from the notional accounts discussed on page 54. With regards to your disclosures on pages 33, 53 and 54, please provide the following and revise your disclosures as necessary to clarify:

- You indicate that lease revenues are reduced by payments received from the aircraft and engine manufacturers. Please tell us your basis for this accounting treatment. Please cite the accounting literature used to support your conclusions;

- On page 54, you indicate that amounts credited to the notional accounts are used at your discretion, subject to certain limitations set forth in your agreements with the manufacturers. If the amounts received can be used at your discretion, please tell us why it is reflected as a credit to lease revenues. Please also clarify what you mean when you say "amounts credited" to the notional accounts;

- On page 54, you also indicate that "the amounts credited are recorded as a reduction in Flight equipment under operating leases with a corresponding charge to a receivable until you utilize the funds." Please tell us the basis for

> your accounting treatment. Please also tell us the amounts received and/or recognized for each period presented in your financial statements; and

- Please tell us how the cash flows related to payments received from notional accounts and payments made from these notional accounts are reflected in your statements of cash flows.

11. You disclosed that overhaul rentals are included under the caption rental of flight equipment in your consolidated statements of income.   For certain airframe and engine overhauls, the lessee is reimbursed for the costs incurred up to, but not exceeding, related overhaul rentals paid by the lessee for usage of the aircraft. We have the following comments in this regard.
    - With reference to the lease terms, please clarify when and how you recognize overhaul rentals. Please identify the authoritative literature that supports your accounting;
    - Please tell us how you account for overhaul rentals if you expect that the lessee will be reimbursed for the costs incurred up to, but not exceeding the related overhaul rentals paid by the lessee. Please tell us how you determined that it was appropriate to record your overhaul rentals as revenue, if these overhaul rentals will be reimbursed to the lessee; and
    - Clarify whether overhaul rental payments made in excess of overhaul costs incurred by the lessee are refundable to the lessee. If so, please clarify your accounting for these excess payments.

Flight Equipment Marketing, page 53

12. We note that flight equipment marketing consists of revenue generated from the sale of flight equipment and commissions generate from leasing and sales of managed aircraft. We have the following comments in this regard.
    - Based on your disclosures in Management's Discussion and Analysis, it appears you are reflecting the net gains or losses related to your sale of flight equipment in revenues rather than reflecting the gross proceeds as revenue and the carrying value of such flight equipment within cost of sales. In light of your disclosure that you engage in the marketing of your flight equipment through the lease term and the fact that you regularly sell aircraft from your leased aircraft fleet, please provide support for this net presentation; and
    - Provide for us the gross proceeds from the sale of aircraft, the respective carrying amount of the sold aircraft for each period presented and the resulting gain or loss recognized for the aircraft sold. In this regard you indicate in Management's Discussion and Analysis that the loss of $11 million from flight equipment marketing was due to renegotiated leases which converted three operating leases into sales-type leases.

Provision for Overhauls, page 53

13. On page 2, you disclose that you may, in connection with the lease of a used aircraft, agree to contribute to the cost of certain major overhauls or modifications depending on the condition of the aircraft at delivery. You also state that "for certain airframe and engine overhauls, you reimburse the lessee for costs incurred up to, but not exceeding, related overhaul rentals the lessee has paid to you." Please revise your disclosure to clarify whether you make the commitment to contribute to the costs of certain overhauls for leases in which in which you do not get overhaul rentals. If you do make the commitment, please disclose how you account for this commitment. Please revise your disclosures under your critical accounting policy for provisions for overhauls, as well.

14. You indicate that you provide a charge to operations for estimated future reimbursements at the time the overhaul rentals are paid by the lessee. You state that the charge is based on overhaul rents received and the estimated reimbursements during the life of the lease. Please provide us with a comprehensive example showing how you determined the charge for estimated future reimbursements. Please tell us the basis for this accounting treatment. Please cite the accounting literature used to support your conclusion.

15. Please disclose whether there are circumstances in which airframe and engine overhauls costs exceed overhaul rentals received from the lessee. Please disclose which party is ultimately responsible for these airframe and engine overhaul costs. In circumstances where you are responsible for these overhaul costs or when you agree to contribute to the costs of certain major overhauls or modifications, please disclose how you account for these overhaul costs. Please tell us and disclose what consideration you gave to FASB ASC 908-360-45-2 in accounting for these costs as well the specific method you use to account for any planned major maintenance activities.

16. To the extent necessary, please disclose your accounting policies for any obligations related to contributions or top-up payments for maintenance related expenses that occurred prior to the current lessee or lease true-up receipts and payments required to be made by you or the lessee at the end of the lease term.

<p style="text-align:center;">Form 10-Q for the Period Ended June 30, 2010</p>

General

17. Please address the comments above in your interim filings as well.

Statements of Cash Flows, page 7

18. On page 12, you disclosed that you entered into a $550 million secured term loan through a newly formed subsidiary. The proceeds from this transaction are restricted until the collateral is transferred to certain of your subsidiaries that guarantee the debt on a secured basis. Given that the proceeds from this secured term loan are restricted, please tell us how you determined that the change in your restricted cash related to this term loan represent does not represent a financing activity in your statement of cash flows. It appears that you have included the change in this restricted cash as an investing activity. Please advise or revise your statement of cash flows accordingly. Refer to FASB ASC 230-10-45-14 through 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief